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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __July 1, 2007__ AND ENDING __June 30, 2008__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sutter Securities Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California Street, Suite 3330

(No. and Street)

San Francisco   **CA**   **94104**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(415) 352-6300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer

(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco   **CA**   **94108**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

AUG 2 7 2008

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

YH 9/4

OATH OR AFFIRMATION

I, __Berit Muh_____ XⅩⅩⅩⅩⅩⅩⅩⅩ affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Sutter Securities Incorporated_____ , as

of __June 30_____ , 20 __08__ , are true and correct. I furtherⅩⅩⅩⅩⅩⅩⅩⅩ affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Building your future

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Sutter Securities Incorporated:

We have audited the accompanying consolidated statement of financial condition of Sutter Securities Incorporated (the Company) as of June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of the Company at June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Burr, Pilger Mayer, LLP

San Francisco, California
August 22, 2008

Member of The Leading Edge Alliance

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

SUTTER SECURITIES INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

June 30, 2008

.

ASSETS

Cash and cash equivalents	$ 2,053,828
Restricted cash	100,000
Receivables from clearing brokers and dealers	331,146
Accounts receivable	56,619
Employee notes receivable	21,944
Prepaid expenses	61,683
Deferred tax assets	9,000
Total assets	$ 2,634,220

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,337,005
Income taxes payable	24,345
Total liabilities	1,361,350
Shareholders' equity:	
Common stock, no par value; 200,000 authorized; 140,888 issued and outstanding	282,722
Retained earnings	990,148
Total shareholders' equity	1,272,870
Total liabilities and shareholders' equity	$ 2,634,220

The accompanying notes are an integral
part of these consolidated financial statements.

1. **Organization**

Sutter Securities Incorporated (the Company), a California corporation, was incorporated on July 22, 1992 and commenced operations on December 8, 1992. The Company is a registered broker/dealer that serves as underwriter and financial advisor to state and local governments and agencies, specializing in originating, trading, and selling California municipal bonds and other fixed income securities and equities. In addition, the Company provides investment banking and advisory services to corporations and other entities, including corporate valuations and fairness opinions. Sutter's office is located in San Francisco, California. The Company became a registered member of the National Association of Securities Dealers (now known as FINRA, The Financial Industry Regulatory Authority) on December 7, 1992. The Company is also a member of the Municipal Securities Rulemaking Board and the Securities Investor Protection Corporation.

On July 1, 2003 the Company commenced operations of a wholly owned subsidiary, Sutter Securities Group, Inc. The wholly owned subsidiary provides services to corporations and other entities with respect to valuations and litigation support.

The consolidated financial statements include Sutter Securities Group, Inc., a wholly owned subsidiary of Sutter Securities Incorporated. All significant intercompany balances and transactions are eliminated.

All trades are cleared through other brokers on a fully disclosed basis. In addition to executing fixed income securities trades as principal, the Company also executes equity trades on an agency basis.

2. **Summary of Significant Accounting Policies**

   Cash and Cash Equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash held at the bank and in money market funds. The clearing broker requires the Company to have a reserve account of $100,000, accordingly this is classified as restricted cash.

   Property and Equipment

   Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets over three to five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. As of June 30, 2008, property and equipment was fully depreciated. Depreciation expense for the year ended June 30, 2008 was $265.

   Revenue Recognition

   Securities transactions and the related revenues and expenses thereon, are recorded on a trade date basis. Underwriting fees are recorded when the underwriting is sold and the income is reasonably determinable. Other advisory fees are recorded when earned. Principal transactions represent markups on riskless principal transactions and are recorded on a trade date basis.

Continued

2. **Summary of Significant Accounting Policies**, continued

    Deferred Income Taxes

    The Company accounts for income taxes based on the asset and liability method. Under this method of accounting, the Company recognizes taxes payable or refundable in the current year and deferred tax liabilities and assets for future consequences of events that have been recognized in the Company's financial statements or tax returns.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Receivables from Clearing Brokers and Dealers**

    As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

    The receivables from brokers and dealers arise in the normal course of business from the settlement of securities transactions.

4. **Income Taxes**

    The provision for income taxes is composed of current and deferred components. The current component represents the amount of federal and state income taxes that are currently reportable to the respective tax authorities, and is measured by applying statutory rates to the Company's taxable income as reported in its income tax returns.

    Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are attributable primarily to depreciation differences, accrued paid time off, and accrued liabilities. These temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liabilities are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

4. **Income Taxes**, continued

The provision for income taxes for the year ended June 30, 2008 consists of the following:

Current:	
Federal	$ 21,620
State	13,567
	35,187
Deferred:	
Federal	1,000
State	-
	1,000
Total income tax provision	$ 36,187

The Company had a deferred tax asset at June 30, 2008 of $9,000 which was comprised of temporary differences in accrued vacation and depreciation expense as well as state taxes.

The effective income tax rate differs from statutory rates due to the true-up of prior year state taxes.

5. **Regulatory Requirements**

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1) pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and FINRA, which requires the maintenance of minimum net capital.

Under this rule, the Company is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% of aggregate indebtedness, as defined.

At June 30, 2008, the Company had net capital of $1,003,152, which was $903,152 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 1.36 to 1.

6. **Commitments**

    Operating Leases

    The Company leases office space under an operating lease that expires March 31, 2009 for the San Francisco office. In addition, the lease requires the Company to pay escalation rentals for certain operating expenses and real estate taxes. On July 1, 2000, the Company subleased office space in New York City. The lease was month-to-month and was cancelled on September 30, 2007.

    In April 29, 2004, the Company entered into the office lease agreement in San Francisco and the term of the lease commenced on July 15, 2004.

Continued

6.   **Commitments**, continued

   Operating Leases, continued

   Minimum future rental payments under the leases are summarized as follows:

   Year ending June 30:
   2009 $129,038

   Underwriting

   In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2008, and were subsequently settled had no material effect on the financial statements as of that date.

7.   **Concentration of Credit Risk**

   Cash

   The Company maintains cash balances primarily in money market funds. Such balances are not insured, but are invested in securities of the U. S. government, its agencies, authorities, and instrumentalities, obligations of U. S. banks, commercial paper, and other short-term obligations of U. S. companies, states, municipalities, and other entities, and repurchase agreements. At June 30, 2008, the Company's uninsured cash balances totaled $1,936,053.

   Revenue

   As of the year ended June 30, 2008, three related institutional customers accounted for 29%, 20% and 5% of total revenues.

8.   **Off-Balance Sheet Risk**

   In the normal course of business, the Company is involved in the execution and settlement of various principal securities transactions. Principal securities transactions are subject to the risk of counter-party nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. The Company has never had a failure by a counter-party to complete a transaction.

   The Company has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. These financial instruments contain varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above-described transactions at June 30, 2008.

ADDITIONAL REPORT



Building your future

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Shareholders of
Sutter Securities Incorporated

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Sutter Securities Incorporated (the Company), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

To the Shareholders of
Sutter Securities Incorporated
Page 2

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger + Mayer, LLP

San Francisco, California
August 22, 2008

